CONSENT OF LEMLEY INTERNATIONAL LIMITED

I, Randal Hartman, on behalf of Lemley International Limited, consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to Lemley International Limited’s name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “Technical Report”) included in the 2011 Annual Information Form of NovaGold Resources Inc. dated February 22, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to Lemley International Limited’s name and the use of the Technical Report, which are included in the annual report on Form 40-F.

DATED: February 22, 2012

LEMLEY INTERNATIONAL LIMITED

/s/ Randal Hartman
Name: Randel Hartman
Title: Chief Financial Officer